EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 14 August 2019

8 August 2019	Director/PDMR Shareholding
5 August 2019	Director/PDMR Shareholding
1 August 2019	Total Voting Rights
30 July 2019	Publication of Prospectus
25 July 2019	Publication of Annual Report-Group Companies
15 July 2019	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

14 August 2019	Total Voting Rights and Capital Update
13 August 2019	Scrip Dividend
29 July 2019	Publication of AGM Results